UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                              Titan Holdings, Inc.
                                (Name of Issuer)


                    Common Stock ($0.01 par value per share)
                         (Title of Class of Securities)


                                   888303 10 4
                                 (CUSIP Number)

                                 John A. MacColl
                   Executive Vice President - General Counsel
                                USF&G Corporation
                                  P.O. Box 1138
                            Baltimore, Maryland 21203
                                 (410) 547-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

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                                Page 1 of 5 Pages

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CUSIP No.:  888303 10 4                                       Page 2 of 5 Pages
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(1)      NAME OF REPORTING PERSON:  USF&G Corporation

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   52-1220567

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     |_|
                                                                   (b)     |_|
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(3)      SEC USE ONLY


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 (4)     SOURCE OF FUNDS*
                                BK, WC, OO

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                           |_|

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Maryland

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        NUMBER OF            (7)      SOLE VOTING POWER
          SHARES                           521,000
                       ---------------------------------------------------------
       BENEFICIALLY          (8)      SHARED VOTING POWER
         OWNED BY                        2,579,295(1)
                       ---------------------------------------------------------
           EACH              (9)      SOLE DISPOSITIVE POWER
        REPORTING                          521,000
                       ---------------------------------------------------------
          PERSON            (10)      SHARED DISPOSITIVE POWER
           WITH                          2,579,295(1)
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         (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,100,295

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         (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES* |_|

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         (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               30.8%

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         (14)  TYPE OF REPORTING PERSON*

               CO, IC

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*SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) The Reporting Person disclaims beneficial ownership of the 2,579,295 shares of Titan Common Stock subject to the Voting Agreement described herein.

     This Amendment No. 2 amends and supplements the statement on Schedule 13D dated August 15, 1997, as previously amended and supplemented (the "Statement") filed by USF&G Corporation, a Maryland corporation ("USF&G") and relating to the shares of common stock, par value $.01 per share (the "Common Stock") of Titan Holdings, Inc., a Texas corporation ("Titan"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.


     Item 3. Source and Amount of Funds and Other Consideration

     The last paragraph of Item 3 is hereby amended and restated to read as follows:

     Since the filing of the Statement, USF&G Corporation has purchased an aggregate of 521,000 shares of Titan Common Stock on the open market. The shares were purchased using internal resources and existing credit facilities of USF&G.

     Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated to read as follows:

     (a)-(b)

     As a result of the Voting Agreement, USF&G may be deemed to have shared power to vote an aggregate of 2,579,295 shares of Titan Common Stock for the limited purposes described in Item 4 above and in the Voting Agreement. Further, USF&G may be deemed to have shared power with respect to the disposition of such shares based upon the restrictions on transfer of such shares described in Item 4 above and in the Voting Agreement. USF&G has acquired 521,000 shares of Titan Common Stock through purchases of Titan Common Stock for cash consideration on the open market. In the aggregate the shares subject to the Voting Agreement and the shares purchased by the USF&G constitute approximately 30.8% of the issued and outstanding shares of Titan Common Stock.

     To USF&G's knowledge, no shares of Titan Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreement or their position with USF&G.

     (c)

     Neither USF&G, nor, to USF&G's knowledge, any person named in Schedule I, has effected any transaction in Titan Common Stock during the past 60 days, except as disclosed herein.

     The following table sets forth, for the shares purchased by USF&G, the date of each transaction, the amount of securities involved and the price per share.

      Trade Date                 Number of shares    Price Per Share

    August 25, 1997                  15,400              21.6875
    August 25, 1997                   1,500              21.5625
    August 25, 1997                  10,000              21.5000

    August 26, 1997                     400              21.5000
    August 26, 1997                   5,000              21.4375

    August 27, 1997                   5,000              21.6875
    August 27, 1997                   7,200              21.5625

    August 28, 1997                   3,800              21.7500
    August 28, 1997                   8,500              21.6250
    August 28, 1997                   3,700              21.3750
    August 28, 1997                   9,000              21.3125

    September 2, 1997                58,500              21.6875

    September 10, 1997              183,000              21.7500
                                    210,000              21.6875
                                    -------
             Total                  521,000
                                    =======

(d)  Not applicable.

(e)  Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 11, 1997
                                            USF&G CORPORATION

                                            By:    /s/ Dan L. Hale
                                                   ---------------
                                            Name:  Dan L. Hale
                                            Title: Executive Vice President -
                                                   Chief Financial Officer